FINAL TERMS

10th of May, 2007

SKANDINAVISKA ENSKILDA BANKEN AB (publ)

Issue of USD 100 000 000 Index Linked Instruments due May 2008
under the
Structured Global Programme for the Continuous Issuance of Debt Instruments

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated 18th October, 2006, as supplemented by the Supplement to the Information Memorandum dated 19th February, 2007, which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Information Memorandum. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Information Memorandum. Copies of the Information Memorandum are available for viewing at Skandinaviska Enskilda Banken AB (publ), Kungsträdgårdsgatan 8, SE-106 40 Stockholm, Sweden and copies may be obtained from Citibank, N.A., 21st Floor, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB.

THESE INSTRUMENTS ARE NOT PRINCIPAL PROTECTED. EACH HOLDER SHOULD UNDERSTAND THAT THERE IS POSSIBLE TO LOOS SOME OF THE INVESTED AMOUNT. A HOLDER MAY NOT RECEIVE REPAYMENT OF ITS INITIAL INVESTMENT IN FULL NOR MAY IT RECEIVE AN AMOUNT EQUAL TO ITS INITIAL INVESTMENT IN THE EVENT OF AN EARLY REDEMPTION PURSUANT TO CONDITION 5.02 OR CONDITION 6. CONVERSELY, A HOLDER MAY SUSTAIN A TOTAL LOSS OF ITS INITIAL INVESTMENT.

The purchase of Instruments involves substantial risks and is suitable only for investors who have the knowledge and experience in financial and business matters necessary to enable them to evaluate the risks and the merits of an investment in the Instruments. Before making an investment decision, prospective purchasers of Instruments should ensure that they understand the nature of the Instruments and the extent of their exposure to risks and that they consider carefully, in the light of their own financial circumstances, financial condition and investment objectives, all the information set forth in the Information Memorandum and these Final Terms.

The Instruments are Index linked Instruments linked to the performance of a share and investors should note that the value of the share on redemption may be less than their original investment and may in certain circumstances be zero.

By investing in the Instruments each investor represents that:

(a) *Non-Reliance. It is acting for its own account, and it has made its own independent decisions to invest in the Instruments and as to whether the investment in the Instruments is appropriate or proper for it based upon its own judgement and upon advice from such advisers as it has deemed necessary. It is not relying on any communication (written or oral) of the Issuer or the Dealer as investment advice or as a recommendation to invest in the Instruments, it being understood that information and explanations related to the terms and conditions of the Instruments shall not be considered to be investment advice or a recommendation to invest in the Instruments. No communication (written or oral) received from the Issuer or the Dealer shall be deemed to be an assurance or guarantee as to the expected results of the investment in the Instruments.*

(b) *Assessment and Understanding. It is capable of assessing the merits of and understanding (on its own behalf or through independent professional advice), and understands and accepts the terms and conditions and the risks of the investment in the Instruments. It is also capable of assuming, and assumes, the risks of the investment in the Instruments.*

(c) *Status of Parties. Neither the Issuer nor the Dealer is acting as a fiduciary for or adviser to it in respect of the investment in the Instruments.*

In addition, by investing in the Instruments each investor represents that it understands, agrees and acknowledges that:

(i) *an investment in the Instruments may result in a complete or partial loss of principal and/or Coupon Amount by virtue of the terms of the Instruments;*

(i) *the market for the Instruments may be limited and this may adversely impact on the value of the Instruments or the ability of the investor to dispose of them and neither the Issuer nor the Dealer is under any obligation and makes any commitment, to make a market in or repurchase, the Instruments; and*

(ii) *neither the Issuer nor the Dealer has given the investor (either directly or indirectly) any assurance or guarantee as to the merits or performance of the Instruments.*

1.	**Issuer:**		Skandinaviska Enskilda Banken AB (publ)
2.	(i)	Series Number:	14
	(ii)	Tranche Number:	1
3.	**Specified Currency or Currencies:**		US Dollars ("USD")
4.	**Aggregate Nominal Amount:**		
	(i)	Series:	USD 100 000 000
	(ii)	Tranche:	USD 100 000 000
5.	Issue Price of each Tranche:		100 per cent. of the Aggregate Nominal Amount
6.	**Specified Denominations**		USD 100 000
7.	(i)	Issue Date:	14 May 2007
	(ii)	Interest Commencement Date:	Not Applicable
8.	**Maturity Date:**		14 May 2008
9.	**Interest Basis:**		Index Linked Interest
10.	**Redemption/Payment Basis:**		Redemption at par unless previously redeemed or cancelled as provided in the Conditions or unless the Investor elects to redeem the Instruments pursuant to paragraph 21 or if the level of the index at Maturity Date is below the level of the index at the Issue Date as set out in the Appendix..
11.	**Change of Interest Basis or Redemption/Payment Basis:**		Not Applicable

12.	**Put/Call Options:**	Investor Put
13.	**Status of the Instruments:**	Unsubordinated
14.	**Method of distribution**	Not Applicable

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Provisions**		Not Applicable
16.	**Floating Rate Provisions**		Not Applicable
17.	**Zero Coupon Instruments Provisions:**		Not Applicable
18.	**Index Linked Interest Instruments Provisions**		Applicable
	(i)	Index/Formula:	The Instruments shall bear interest in accordance with the provisions of the Appendix.
	(ii)	Calculation Agent responsible for calculating the interest due:	Skandinaviska Enskilda Banken AB (publ)
	(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	See the Appendix
	(iv)	Specified Period(s)/Specified Interest Payment Dates:	Not Applicable
	(v)	Business Day Convention:	Following Business Day Convention
	(vi)	Additional Business Centre(s):	Not Applicable
	(vii)	Minimum Rate of Interest:	Not Applicable
	(viii)	Maximum Rate of Interest:	Not Applicable
	(ix)	Day Count Fraction:	Not Applicable
19.	**Dual Currency Interest Instruments Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Issuer Call**	Not Applicable
21.	**Investor Put**	Applicable
		The holder shall have the right to call the Instruments in whole or parts, on any Optional Redemption Date (the Investor Put). If an Investor Put occurs the holder will pay an exit fee to the Issuer of 25 b.p. on the redeemed amount.
	Optional Redemption Date(s):	In respect of: